Exhibit 99.6

Performance of Infosys for the Fourth Quarter and Year ended March 31, 2003 Nandan M. Nilekani Chief Executive Officer, President and Managing Director

Safe Harbour Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed- price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2002 and Quarterly Reports on Form 6-K for the quarters ended June 30, 2002, September 30, 2002 and December 31, 2002. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

Agenda Financial Performance Operational Performance Client Acquisition & Expansion of Services Human Resources Capex and Infrastructure Outlook for the Future Summary

Financial Performance

Highlights Q4 FY 03 FY 03 Indian GAAP Y-O-Y Growth Income 50.0% 39.1% PAT from ord. Activities 23.0% 18.6% US GAAP Y-O-Y Growth Revenues 54.7% 38.3% Net income 25.5% 18.5% New clients 28 92 Repeat business 87.5% 91.9% Headcount Gross addition 1,539 5,509 Net addition 1,298 4,618 Period end headcount 15,356 15,356

Highlights (Indian GAAP*-Quarterly) (Rs. crore) FY2003 FY2003 FY 2002 % growth over Q4 Q3 Q4 Q3 03 Q4 02 Income 1,019.85 958.64 680.14 6.39 49.95 S/w development expenses 529.80 481.62 322.81 10.00 64.12 Gross profit 490.05 477.02 357.33 2.73 37.14 S,G&A expenses 149.68 143.53 86.58 4.28 72.88 Operating profit 340.37 333.49 270.75 2.06 25.71 Depreciation 52.75 49.48 44.82 6.61 17.69 Operating profit after depreciation 287.62 284.01 225.93 1.27 27.30 Other income 27.38 29.80 23.33 (8.12) 17.36 Provision for investment - - - - - PBT 315.00 313.81 249.26 0.38 26.37 Provision for tax 56.00 57.50 38.93 (2.61) 43.85 PAT from ordinary activities 259.00 256.31 210.33 1.05 23.14 * Non-consolidated

Highlights (Indian GAAP*) (Rs. crore) FY 2003 % FY 2002 % Growth % Income 3,622.69 100.0 2,603.59 100.0 39.1 S/w development expenses 1,813.30 50.1 1,224.82 47.0 48.0 Gross profit 1,809.39 49.9 1,378.77 53.0 31.2 S,G&A expenses 537.35 14.8 341.14 13.1 57.5 Operating profit 1,272.04 35.1 1,037.63 39.9 22.6 Depreciation 188.95 5.2 160.65 6.2 17.6 Operating profit after depreciation 1,083.09 29.9 876.98 33.7 23.5 Other income 99.61 2.8 66.41 2.5 50.0 Provision for investments 23.77 0.7 - - - PBT 1,158.93 32.0 943.39 36.2 22.8 Provision for tax 201.00 5.6 135.43 5.2 48.4 PAT from ordinary activities 957.93 26.4 807.96 31.0 18.6 * Non-consolidated

Balance Sheet Summary* (Rs. crore) Mar 31, 2003 % Mar 31, 2002 % LIABILITIES Shareholders' funds 2,860.65 100 2,080.31 100 Total liabilities 2,860.65 100 2,080.31 100 ASSETS Fixed assets 772.72 27 718.24 35 Investments 33.20 1 44.44 2 Deferred tax assets 36.81 1 24.22 1 Current assets Cash & equivalents 1,638.51 57 1,026.96 49 Accounts receivables 512.14 18 336.73 16 Other current assets 570.50 20 389.13 19 Less: Current liabilities (703.23) (24) (459.41) (22) Net current assets 2,017.92 71 1,293.41 62 Total assets 2,860.65 100 2,080.31 100 * Non-consolidated

Region wise Revenue (%) FY2003 FY2003 FY2002 FY 2003 FY 2002 Q4 Q3 Q4 North America 71.7 74.2 70.7 73.0 71.2 Europe 18.7 16.4 19.7 17.7 19.5 India 2.8 1.2 1.6 2.1 2.0 Rest of the world 6.8 8.2 8.0 7.2 7.3 Total 100.0 100.0 100.0 100.0 100.0

Operational Performance

Utilization Rates Including training Excluding training Q4 FY 2003 0.778 0.821 Q3 FY 2003 0.761 0.822

Revenues by Project type (%) FY2003 FY2003 FY2002 FY 2003 FY 2002 Q4 Q3 Q4 Fixed Price 37.2 37.6 34.0 36.7 31.6 Time & Materials 62.8 62.4 66.0 63.3 68.4 Total 100.0 100.0 100.0 100.0 100.0

Onsite-Offshore Revenue split (%) FY2003 FY2003 FY2002 FY 2003 FY 2002 Q4 Q3 Q4 Onsite 55.5 55.5 52.2 54.7 50.8 Offshore 44.5 44.5 47.8 45.3 49.2 Total 100.0 100.0 100.0 100.0 100.0

Customer Concentration FY2003 FY2003 FY2002 Q4 Q3 Q4 Top client contribution to revenues 6.1% 6.3% 5.6% Top 5 client contribution to revenues 24.2% 23.8% 24.4% Top 10 client contribution to revenues 37.0% 37.9% 39.0% Million dollar clients* 115 99 83 Five million dollar clients* 41 30 25 Ten million dollar clients* 16 14 16 Twenty million dollar clients* 9 7 6 Thirty million dollar clients* 3 3 1 Forty million dollar clients* 2 0 0 * LTM

Other Highlights Software revenues in US dollar terms grew by 7.7% for the quarter as compared to the quarter ended December 31, 2002. Revenue growth comprised a volume growth of 12.8% offset by a price decline of 5.1%, as compared to the quarter ended December 31, 2002.

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services Client acquisitions during the quarter were 28 Strengthened its presence in financial services industry Completed the launch of a new client account analysis and reporting tool for one of the largest private banking businesses in the world Engaged by the North American subsidiary of a global insurance brokerage for developing IT solutions in the policy management and premium accounting functions Worked with Microsoft for a leading telecom company in the APAC region for developing a 'proof of concept' using the .NET platform for its 'Next Generation OSS' system Selected by Nextel Partners Inc., a leading provider of digital wireless communication services for testing its upcoming billing system software

Client Acquisition & Expansion of Services Electronics and engineering space Working with a world leader in high-performance signal processing solutions on an IT outsourcing engagement Selected by a leading distributor of passive, interconnect and electromechanical components to define the IT architecture for a key business transformation initiative. Enhanced presence in manufacturing space Delivered a consolidation strategy and sourcing plan for the IT architecture support groups of a leading global automotive company Worked with easyCar to ensure the performance, scalability and availability of its on-line booking and operations website as well as to provide enhanced functionality

Client Acquisition & Expansion of Services Continued progress in the life sciences and pharmaceutical markets Wins include a global leader in contract research, an European biotechnology leader and an emerging India-based global pharmaceutical company Working with the US division of a global pharmaceutical leader on a performance management dashboard for its senior executives In the retail industry, prestigious new clients include a global multi-channel retailer

Banking Products Banking Business Unit continued to expand its presence both within and outside India Increased acceptance for FINACLETM Canara Bank signed up with Infosys for the use of its FINACLETM eChannels and for FINACLETM eCorporate A leading private sector bank headquartered in Mumbai signed up for FINACLETM Core Banking Union Bank of India went live with FINACLETM Core Banking across several branches Acceptance for FINACLETM by Bank of Bahrain and Kuwait, India

Human Resources

Human Resources Total employee strength at 15,356 as on March 31, 2003, up from 14,058 as on December 31, 2002 Net addition of 1,298 employees during the quarter as compared to 948 during the quarter ended December 31, 2002 Gross addition of employees during the quarter was 1,539, out of which 363 were laterals 14,001 software professionals as on March 31, 2003, up from 12,801 as on December 31, 2002 Of these software professionals, 572 belong to the Banking Business Unit

Capex and Infrastructure

Capex and Infrastructure Capital expenditure of Rs. 70.6 cr was incurred during the quarter As on March 31, 2003, the company had 34,31,350 sq. ft of space capable of accommodating 16,970 professionals and 4,07,400 sq. ft under completion capable of accommodating 3,300 professionals

Outlook for the Future

Indian GAAP - Non-consolidated Quarter ending June 30, 2003 Income from software development services and products is projected to be between Rs. 1,033 cr to Rs. 1,043 cr Earnings per share is expected to be between Rs. 38.6 and Rs. 38.8 Fiscal year ending March 31, 2004 Income from software development services and products is projected to be between Rs. 4,408 cr to Rs.4,479 cr Earnings per share is expected to be between Rs. 161 to Rs. 163

Indian GAAP - Consolidated Quarter ending June 30, 2003 Income is projected to be between Rs. 1,043 cr to Rs. 1,054 cr Earnings per share is expected to be between Rs. 38.7 and Rs. 38.9 Fiscal year ending March 31, 2004 Income is projected to be between Rs. 4,484 cr to Rs.4,565 cr Earnings per share is expected to be between Rs. 162 to Rs. 164

Summary

Summary Met guidance given at the beginning of the year Recommended a final dividend of Rs. 14.50 per share (290% on par value), Rs. 27.00 per share (540% on par value) including interim dividend GDM has become mainstream as offshore outsourcing gains momentum Pricing pressure continues Clients consolidating their external spends with a few key partners Uncertainties relating to the US economy continues to have an impact on the industry growth with longer sale cycles Proactively managing costs to meet margin challenges

Thank You